AMENDED AND RESTATED OPERATING AGREEMENT

OF

HORROR HUB, LLC

AMENDED AND RESTATED OPERATING AGREEMENT
OF
HORROR HUB, LLC

This AMENDED AND RESTATED OPERATING AGREEMENT (the "Agreement") of Horror Hub, LLC, a Pennsylvania limited liability company (the "Company"), is made as of June 1, 2021, by and among the Company and each of the Members a signatory hereto (the "Members").

I.

PREAMBLE

1.1 The Company is a Pennsylvania limited liability company originally formed on August 4, 2020.

1.2 Prior to the date of this Agreement, the establishment and regulation of the affairs of the Company, the conduct of its business and the relations among its Members have been governed by an Operating Agreement of the Company dated as of October 6, 2020 (the "Prior Operating Agreement"); and

1.3 The undersigned desire to adopt this Agreement in replacement of the Prior Operating Agreement to govern the establishment and regulation of the affairs of the Company, the conduct of its business and the relations among all present and future Members of the Company. Therefore, the parties hereto agree as follows with the intent to be legally bound.

AGREEMENT

II.

DEFINITIONS

The following definitions shall for all purposes, unless otherwise clearly indicated to the contrary, apply to the terms used in this Agreement.

"Act" means the Pennsylvania Uniform Limited Liability Company Act of 2016, as amended from time to time.

"Affiliate" means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by or under direct or indirect common Control with such Person.

"Agreement" means this Amended and Restated Operating Agreement, as it may be further amended, supplemented or restated from time to time in accordance with the terms of this Agreement.

"Capital Account" means the capital account maintained for the Members pursuant to Section 4.2.

"Capital Contribution" means a Member's contribution to the capital of the Company in cash or property as set forth in Exhibit A hereto.

"Certificate" means the Certificate of Organization of the Company filed with the Pennsylvania Department of State, as it may be amended or restated from time to time.

"Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time. All references herein to the Code shall include any corresponding provision or provisions of succeeding law.

“Commencement Date” means the date that the Certificate was filed with the Secretary of State of the Commonwealth of Pennsylvania.

“Company” means Horror Hub, LLC, a Pennsylvania limited liability company, established by the filing of the Certificate with the Pennsylvania Department of State.

“Company Minimum Gain” has the meaning set forth in Treas. Reg. §§1.704-2(b)(2) and 1.704-2(d) for company minimum gain.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person. “Controlling” and “Controlled” shall have correlative meanings. Without limiting the generality of the foregoing, a Person shall be deemed to Control any other Person in which it owns, directly or indirectly, a majority of the ownership interests.

“Dissolution Event” has the meaning set forth in Section 9.1.

“Distributable Cash” means the amount by which the aggregate amount of all cash and cash equivalents from time to time held by the Company on hand or in bank accounts or other temporary investments pending distribution, exceeds the aggregate of all amounts to be paid or set aside by the Company for: (i) when due, all principal and interest payments on indebtedness of the Company and all other sums payable to lenders; (ii) all cash expenditures to be incurred in the normal operations of the business of the Company; and (iii) such cash reserves as the Members may deem reasonably necessary for the proper operation of the business of the Company.

“Member Nonrecourse Debt” has the meaning set forth in Treas. Reg. §1.704-2(b)(4) for Company nonrecourse debt.

“Member Nonrecourse Debt Minimum Gain” means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a nonrecourse liability, determined in accordance with Treas. Reg. §1.704-2(i)(3).

“Member Nonrecourse Deductions” has the meaning set forth in Treas. Reg. §§1.704-2(i)(1) and 1.704-2(i)(2).

“Members” means the Persons set forth on Exhibit A hereto, each of whom is a signatory hereto, and anyone else admitted as a Member in accordance with this Agreement.

“Membership Interest” means the interest of a Member in the Company, including, without limitation, such Member’s right: (a) to a distributive share of the Profits, Losses, and other items of income, gain, loss, deduction, and credit of the Company; (b) to a distributive share of the assets of the Company; and (c) to participate in the management and operation of the Company as provided in this Agreement.

“Nonrecourse Deductions” has the meaning set forth in Treas. Reg. §1.704-2(b)(1). The amount of Nonrecourse Deductions for a taxable year of the Company equals the net increase, if any, in the amount of Minimum Gain during that taxable year, determined according to the provisions of Treas. Reg. §1.704-2(c).

“Percentage Interests” means the percentage set forth after the Member’s name on Exhibit A, as amended from time to time.

"Permitted Transferee" means (i) the Company, (ii) any Member, (iii) any entity wholly owned by a Member, and (iv) spouses and lineal descendants, or trusts, family limited partnership or other entities established for the benefit of such persons.

"Person" means any individual or entity, public or private.

"Profit" and "Loss" means, for each taxable year of the Company (or other period for which Profit or Loss must be computed), the Company's taxable income or loss determined in accordance with Code Section 703(a), with the following adjustments:

(a) all items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss; and

(b) any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing taxable income or loss; and

(c) any expenditures of the Company described in Code Section 705(a)(2)(b) (or treated as such pursuant to Treas. Reg. §1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss; and

(d) gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the adjusted book value of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of such property for federal income tax purposes; and

(e) in lieu of the depreciation, amortization or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation computed based upon the adjusted book value of the asset; and

(f) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 5.3. hereof shall not be taken into account in computing Profit or Loss.

"Supermajority Vote" means the vote of the Members whose aggregate voting rights equal or exceed sixty seven percent (67%) of the voting rights in the Company.

"Transfer" means, when used as a noun, any voluntary sale, hypothecation, pledge, assignment, attachment or other transfer, and, when used as a verb, means voluntarily to sell, hypothecate, pledge, assign or otherwise transfer.

III.

ORGANIZATION, PURPOSE, MEMBER AND MEMBERSHIP INTEREST

III.1. Organization.

Except as expressly provided and permitted herein to the contrary, the rights and obligations of the Members and the administration and termination of the Company shall be governed by the Act.

III.2. Name.

The name of the Company shall be, and the business of the Company shall be conducted under the name of Horror Hub, LLC. The Company's business may be conducted under any other name or names approved by the Members.

III.3. Registered Office and Principal Office of Company.

The Company shall maintain a registered office and a designated and duly qualified agent for service of process on the Company in the C. The Company may maintain offices at such locations as the Members deems advisable.

III.4. Term.

The existence of the Company commenced on the Commencement Date, and the Company shall continue in existence until the dissolution of the Company pursuant to the express provisions of Article IX hereof.

III.5. Purposes and Scope.

The Company is organized to transact any and all lawful business for which limited liability companies may be organized under the Act and to engage in any and all activities necessary, convenient or incidental thereto.

III.6. Members.

The Members of the Company are set forth on Exhibit A hereto, which have, subject to the provisions of Section 4.1 hereof, the entire Membership Interest and the entire initial Capital Account balance of the Company as shown on Exhibit A of this Agreement.

III.7. Membership Interests; Certificates.

The Company will not issue any certificates to evidence ownership of the Membership Interests.

IV.

CAPITAL CONTRIBUTIONS

IV.1. Capital Contributions.

Concurrently with the adoption of this Agreement, the Members will contribute, or will have contributed, to the capital of the Company the Capital Contributions, and will receive, or will have received, the Membership Interests set forth on Exhibit A of this Agreement.

IV.2. Capital Accounts.

For tax purposes, a separate Capital Account shall be established and maintained for each Member in accordance with Code Section 704 and Treasury Regulation Section 1.7041(b) and the following provisions:

(a) Generally, the Capital Account of a Member shall consist of the Member's initial Capital Contribution increased by: (a) any additional Capital Contributions in cash; (b) the fair market value of any Capital Contribution of property in kind (net of liabilities securing such contributed property that the Company is considered to assume or take subject to, under Section 752 of the Code); and (c) such Member's share of Company Profits (or items thereof allocated pursuant to Article V), including income and gain exempt from tax, and decreased by (w) distributions in cash to such Member; (x) the fair market value of property distributed in kind to such Member (net of liabilities securing such distributed property that such Member is considered to assume or take subject to, under Section 752 of the Code); (y) such Member's share of Company

Losses allocated pursuant to Article V; and (z) such Member's share of expenditures of the Company described or treated as described in Section 705(a)(2)(B) of the Code.

(b) If any interest in the Company, or a portion thereof, is transferred in accordance with this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

(c) The foregoing provisions and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Regulations.

IV.3. No Return of or Interest on Capital; No Partition.

Except as specifically provided in this Agreement, no Member may withdraw any amount from his Capital Account or be paid interest on his Capital Contributions or his Capital Account. No Member shall have any personal liability for the repayment of any Capital Contributions of any other Member. Each Member waives any right to partition Company property. The foregoing shall not constitute a waiver of any Member's rights upon dissolution of the Company.

IV.4. Additional Capital Contributions.

No Member shall be required to make any additional capital contribution to the Company or to restore any deficit in such Member's Capital Account, except as provided in this Agreement, and such deficit, if any, shall not be considered a debt owed to the Company or to any other person for any purpose.

4.5 Ownership Interests.

The Membership Interests of the Members in the Company shall be personal property for all purposes.

4.6 Limited Liability of Members.

A Member will not be liable for the debts, obligations, or liabilities of the Company, whether arising in tort, contract or otherwise, beyond such Member's Capital Contribution to the Company, by reason of being a Member. A Member shall have no liability or obligation to the Company or any third party with respect to any deficit that may exist from time to time in the Member's Capital Account.

V.

ALLOCATION OF PROFITS AND LOSSES AND DISTRIBUTIONS

V.1. Profits and Losses.

(a) After giving effect to the special allocations set forth in Sections 5.3 and 5.4 hereof, Profits and Losses for any fiscal year shall be allocated in accordance with the Percentage Interests held by each Member.

(b) Notwithstanding subsection (a) and after application of Treasury Regulation Section 1.704-1(b)(2)(ii)(d), no such Losses shall be allocated to a Member which would cause such Member to have an Adjusted Capital Account Deficit at the end of any fiscal year if, at the time, any other Member has a positive Capital Account balance. Any Losses not allocated to a Member due to the foregoing limitation shall be specially allocated to the Members with positive Capital Account

balances in proportion to such Capital Account balances until all such Capital Account balances have been reduced to zero and any remainder shall be allocated to Members in accordance with the Membership Interests held by each Member.

V.2. Distributions.

(a) Distributions shall be made in the discretion of the Members and in such amounts as the Members shall from time to time determine, after taking into consideration any obligations or commitments of the Company and the appropriate reserves and operating and capital requirements. Distributions shall be in equal amounts for each Membership Interest and paid to each Member based upon the percentage Membership Interests held by such Member.

(b) The Members shall use their best efforts to cause distributions to be made to the Members to cover any tax liability incurred by the Members as a result of the allocations of Profits made to the Members. In the event that the Company tax return for any given year shows that the Members have been credited with income for Federal income tax purposes or it is finally determined that the Members owe additional tax with respect to a given year pursuant to claims of the Internal Revenue Service, the Members shall, to the extent that the Company has, in the discretion of the Members, sufficient cash available for distribution, promptly declare and pay a cash distribution to each Member in an amount equal to (i) the highest marginal tax rate for a corporation under the Code, as then in effect for such tax year, plus (ii) five percent (5%), multiplied by the amount of the income that such Member has been credited with for the applicable year.

(c) Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not be required to make a distribution to any Member on account of his Membership Interest in the Company if such distribution would have the effect of rendering the Company insolvent, violate the Act or other applicable law or any covenant to which the Company is bound.

V.3. Special Allocations.

The following special allocations shall be made in the following order:

(a) Minimum Gain Chargeback. Notwithstanding any other provision of this Article V, if there is a net decrease in Company Minimum Gain during any Company taxable year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in accordance with Treasury Regulation Section 1.704-2(f). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each of such Members pursuant thereto. The items to be so allocated shall be determined in accordance with Section 1.704-2(f) of the Treasury Regulations. This Section 5.3(a) is intended to comply with the minimum gain chargeback requirement in such Section of the Regulations and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Notwithstanding any other provision of this Article V except Section 5.3(a), if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Company fiscal year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in accordance with Treasury Regulation Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each of such Members pursuant thereto. The items to be so allocated shall be determined in accordance with Section 1.704-2(i)(4) of the Treasury Regulations. This Section 5.3(b) is intended to comply with the minimum gain chargeback requirement in such Section of the Regulations and shall be interpreted consistently therewith.

(c) Qualified Income Offset. In the event any Member who is not obligated (or treated as obligated) to restore a deficit balance in its Capital Account unexpectedly receives any adjustments, allocations, or distributions described in Regulation Section 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 5.3(c) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article V have been tentatively made as if this Section 5.3(c) were not in the Agreement.

(d) Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Company fiscal year that is in excess of the sum of (i) the amount such Member is obligated to restore, and (ii) the amount such Member is deemed to be obligated to restore pursuant to Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Treasury Regulations, each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 5.3(d) shall be made if and only to the extent that such Member would have a deficit Capital Account balance in excess of such sum after all other allocations provided for in this Article V have been tentatively made as if Section 5.3(c) hereof and this Section 5.3(d) were not in the Agreement.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any taxable year or other period shall be allocated among the Members in proportion to their respective Membership Interests.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any fiscal year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i).

(g) Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

V.4. Curative Allocations.

The allocations set forth in Section 5.1(b) hereof and in Section 5.3 hereof (the “Regulatory Allocations”) are intended to comply with certain requirements of Treasury Regulation Section 1.704-1(b). It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 5.4. Therefore, notwithstanding any other provision of this Article V (other than the Regulatory Allocations), the Members shall make such offsetting special allocations of Company income, gain, loss and deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Members’ Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 5.1(a) hereof. In exercising its discretion under this Section 5.4, the Members shall take into account future Regulatory Allocations under Sections 5.3(a) and 5.3(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 5.3(e) and 5.3(g).

V.5. Tax Allocations: Code Section 704(c).

In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial fair market value. Allocations pursuant to this Section 5.5 are solely for purposes of Federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this Agreement.

V.6. Miscellaneous.

(a) For purposes of determining the Profits, Losses or any other items allocable to any period, Profits, Losses and any such other items shall be determined on a daily, monthly or other basis, as determined by the Members using any permissible method under Code Section 706 and the Regulations promulgated thereunder.

(b) Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Profits or Losses, as the case may be, for the year.

(c) The Members are aware of the income tax consequences of the allocations made by this Article V and hereby agree to be bound by the provisions of this Article V in reporting their shares of Company income or loss for income tax purposes.

(d) Solely for the purpose of determining each Member's share of excess nonrecourse liabilities pursuant to Treasury Regulation Section 1.752-3(a)(3), and solely for such purpose, each Member's interest in Company Profits is hereby specified to be such Member's Membership Interests.

V.7. Establishment of Reserve.

The Members shall have the right and obligation to establish reasonable reserves based on generally accepted accounting principles for maintenance, improvements, acquisitions, capital expenditures and other contingencies, such reserves to be funded with such portion of the operating revenues of the Company for any fiscal year as the Members may deem necessary or appropriate for that purpose.

V.8. Amounts Withheld.

All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment, distribution or allocation to the Company or the Members shall be treated as amounts distributed to the Members pursuant to this Article V for all purposes under this Agreement. The Members agree to withhold from distributions, or with respect to allocations, to the Members and to pay over to any federal, state or local government any amounts required to be so withheld pursuant to Code or any provision of any other federal, state or local law and shall allocate any such amounts to the Members with respect to which such amount was withheld.

VI.

MANAGEMENT OF THE COMPANY

VI.1. Rights and Duties of Members.

The Company shall be managed by the Members. Except as otherwise provided in this Agreement, each Member shall have the right to act for and bind the Company in the ordinary course of its business. The Members may, from time to time, designate certain individuals as officers and authorize them to act on behalf of the Company, in accordance with the instructions of the Members. Such individuals need not be Members of the Company. Each Member shall designate an individual who shall be authorized to act on behalf of such Member with respect to the Company, and each Member shall, from time to time, advise the Company and each other Member of the names and offices of the persons authorized to act with respect to the Company on behalf of such Member.

VI.2. Appointment of Officers.

(a) The initial officers of the Company shall be as follows:

Nathan Bryner	Founder, President & CEO, Treasurer
Josh Balz	Director of Public Relations
Chad Dahlstrom	Chief Operating Officer, Secretary

(b) Compensation. The salaries of all officers and agents of the Company shall be fixed by the Members. The Members shall have the power to enter into contracts for the employment and compensation of officers for such terms as the Members deem advisable.

(c) Term; Removal; Vacancies. The officers of the Company shall hold office until their successors are elected or appointed and qualify, or until their death or until their resignation or removal from office. Any officer elected or appointed by the Members may be removed at any time by the Members by Supermajority Vote, with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights. Any vacancy occurring in any office of the Company by death, resignation, removal or otherwise shall be filled by the Members.

VI.3. Exculpation.

No Member as such or any officer, employee or agent of any Member or the Company shall be liable to the Company or any Member for losses or liabilities arising from the conduct of the affairs of the Company or from the conduct of any employee or agent of the Company unless such act or omission was performed or omitted fraudulently or constituted gross negligence or willful misconduct.

VI.4. Indemnification of the Members.

(a) To the fullest extent permitted by law, the Members and the officers (each, an "indemnitee") shall be indemnified and held harmless by the Company from and against any and all losses, claims, damages, judgments, liabilities, obligations, penalties, settlements and reasonable expenses (including legal fees) arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which the indemnitee may be involved, or threatened to be involved, as a party or otherwise, by reason of his status as a Member or an officer of the Company, regardless of whether the indemnitee continues to be a Member or officer at the time any such liability or expense is paid or incurred, unless the act or failure to act

giving rise to indemnity hereunder was performed or omitted fraudulently or constituted gross negligence or willful misconduct.

(b) The Company may purchase and maintain insurance on behalf of the Members and officers and such other persons as the Members shall determine against any liability that may be asserted against or expense that may be incurred by such person in connection with the Company's activities, regardless of whether the Company would have the power to indemnify such person against such liability under the provisions of this Agreement.

(c) Expenses incurred by any indemnitee in defending any claim with respect to which such indemnitee may be entitled to indemnification by the Company hereunder (including without limitation reasonable attorneys' fees and disbursements) shall, to the maximum extent permitted by law, be advanced by the Company prior to the final disposition of such claim, upon receipt of a written undertaking by or on behalf of such indemnitee to repay the advanced amount of such expenses unless it is determined ultimately that the indemnitee is entitled to indemnification by the Company under Section 6.3(a).

(d) The indemnification provided in this Section 6.3 is for the benefit of the indemnitees and shall not be deemed to create any right to indemnification for any other persons.

VI.5. Holding of Property.

Property owned by the Company shall be held in the name of the Company or in nominee name.

VI.6. Loans.

Any person may, with the consent of the Members, lend or advance money to the Company. If any Member shall make any loan or loans to the Company or advance money on its behalf, the amount of any such loan or advance shall not be treated as a Capital Contribution but shall be a debt due from the Company. The amount of any such loan or advance by a lending Member shall be repayable out of the Company's cash and shall bear interest at such rate as the lending Member and other Members shall agree but not in excess of the maximum rate permitted by law. None of the Members shall be obligated to make any loan or advance to the Company.

VII.

RIGHTS AND OBLIGATIONS OF MEMBERS; MEETINGS

VII.1. Liability of Members.

(a) No Member shall have any personal liability with respect to the liabilities or obligations of the Company, except to the extent that such Member expressly and voluntarily assumes in writing any obligations of the Company; and

(b) No Member shall be personally liable or obligated, except as otherwise required by the Act, to return to the Company or to pay any creditor or any other Member the amount of any return of its Capital Contribution to it or other distribution made to it.

VII.2. Voting Rights.

The Members shall each have the number of votes on any Company matter as set forth on Exhibit B of this Agreement. Any action to be taken by the Members may be taken at a meeting held in accordance with Section 7.3 hereof or by consent in writing in accordance with this Section 7.2. Each Member who is entitled to vote or consent may vote or consent by a signed writing or a signed

written consent directing the manner in which it desires that its vote be cast, except that any Member who fails to respond to any notice of meeting within twenty (20) days after hand delivery or the mailing thereof by certified or registered mail shall be deemed not to have consented to or approved any action proposed.

VII.3. Company Meetings.

(i) Meetings of the Company may be called by a Member or Members holding at least thirty percent of the aggregate Percentage Interests in the Company upon no less than one (1) day but no more than twenty (20) days' notice in writing to the other Members.

(ii) Members may participate in meetings by means of conference telephone calls in which all Members participating in the meeting can hear each other. Any vote may be cast in person, by telephone or by proxy. Proxies shall be valid only if in writing.

At any Company meeting, the presence in person or by telephone or proxy of Members representing at least fifty one (51%) percent of the aggregate Percentage Interests in the Company shall constitute a quorum. Except as otherwise provided herein, the business of the Company presented at any meeting shall be decided by the vote of at least fifty one (51%) percent of the aggregate Percentage Interests in the Company in favor of the action proposed. Alternatively, actions of the Company may be taken without a meeting by written consent of Members holding the requisite Percentage Interest in the Company that would be necessary to approve the action proposed.

VII.4. Approval of Certain Matters.

The Company shall not take any of the following actions without the approval of Members holding a Supermajority Vote of the Company:

(a) Knowingly do any act in contravention of this Agreement;

(b) Knowingly perform any act that would subject any Member to personal liability in any jurisdiction;

(c) Cause the Company to voluntarily take any action that would cause a Bankruptcy of the Company;

(d) Sell or otherwise dispose of all or substantially all of the Company's assets, except for a liquidating sale of assets in connection with the dissolution of the Company;

(e) Cause the Company to incur any debt in any single transaction in excess of half of the then current fair market value of the Company's assets;

(f) Cause the Company to make any capital expenditure in any single transaction in excess of half of the then current fair market value of the Company's assets.

(g) Directly or indirectly make a loan or advance to, or pledge security for the guaranteeing of the indebtedness of, any person affiliated with the Company; or

(h) Admit additional Members to the Company.

VII.5. Dissenting Members.

The Members expressly waive any rights to relief as a dissenting Member under the Act.

VII.6. Covenant Not to Withdraw or Resign.

Each Member expressly agrees not to withdraw or resign from the Company prior to the dissolution and winding up of the Company.

VII.7. Additional Members.

Additional Members may be admitted to the Company upon receiving the consent of the existing Members in accordance with Section 7.4. The terms of admission may provide for the creation of different classes or groups of Members and having different rights, powers, and duties.

VIII.

ACCOUNTING MATTERS

VIII.1. Books and Records.

The Company will maintain such books and records of the operations and expenditures of the Company as the Members shall determine.

VIII.2. Fiscal Year.

The fiscal year and the taxable year of the Company shall end as of December 31 of each year.

VIII.3. Tax and Financial Reports.

(a) Not later than April 1 after the end of each fiscal year, each Member shall be provided with an information letter with respect to its distributive share of income, gain, deduction, losses and credits, as the case may be, for income tax reporting purposes for the previous fiscal year, together with any other information concerning the Company necessary for the preparation of a Member's income tax return, including Form K-1 from the Company.

(b) The Members shall prepare or cause to be prepared all Federal, state and local tax returns of the Company for each year for which such returns are required to be filed. The "tax matters partner" designated in Section 8.5 shall promptly notify the Members of any Company audits by the US Internal Revenue Service or any state or local taxing authority.

(c) The Members shall cause to be distributed to the Members, not later than April 1 after the end of each fiscal year, a balance sheet, and income statement prepared for the prior calendar year in accordance with generally accepted accounting principles consistently applied.

VIII.4. Accounting Firm.

The Company's accounting firm shall be such firm of independent certified public accountants as the Members may select from time to time.

VIII.5. Tax Matters Representative.

Stacey Sanders, CPA, of Deluzio & Company, LLP shall serve as "partnership representative" in accordance with Section 6223(a) of the Code and Treasury Regulations or other administrative guidance promulgated thereunder; provided, that the Members may remove and replace the partnership representative at any time in its sole discretion. The partnership representative shall have the authority provided by Section 6223 of the Code and Treasury Regulations and other administrative guidance promulgated thereunder. The partnership representative shall keep the

Members informed on a regular basis regarding the status of any Company proceeding and shall perform his duties under the direction and guidance of the Members. The partnership representative shall be authorized to represent the Company before the Internal Revenue Service and any other governmental agency or court with jurisdiction, and to agree to and sign such consents and to enter into settlements and other agreements with such agencies or courts as the Members deem necessary or advisable; provided, that the partnership representative shall not enter into any settlement or agreement that could have a material adverse effect on any Member which is disproportionate to the effect it would have on the other Members without the prior written consent of such Member and provided further that in exercising his authority as partnership representative, such representative shall be limited by the provisions of this Agreement affecting tax aspects of the Company.

IX.

DISSOLUTION AND LIQUIDATION

IX.1. Dissolution.

The Company will be dissolved upon the earliest to occur of the following events (each such event is referred to as a "Dissolution Event"):

(a) an election to dissolve the Company is approved in writing by the Members; or

(b) the entry of a decree of judicial dissolution under the Act; or

(c) the sale or other disposition of all or substantially all of the assets of the Company; or

(d) upon the occurrence of any of the events listed in Section 10.8, if within 90 days following the occurrence of such event, the remaining Members agree to the dissolution of the Company.

IX.2. Effect of Dissolution.

Upon the dissolution of the Company, the Company will cease to carry on its business, except insofar as may be necessary for the winding up of its business, and the assets of the Company will be determined and valued effective as of the day on which the event occurs that results in such dissolution, but the Company will not terminate until there has been a winding-up of the Company's business and affairs and the assets of the Company have been liquidated and distributed as provided in this Agreement. During the period of the winding up of the affairs of the Company, the rights and obligations of the Members under this Agreement shall continue.

IX.3. Winding Up Procedures.

Upon the dissolution of the Company, the Company will: (a) proceed to collect its assets; (b) convey and dispose of such of its properties as are not to be distributed in kind to the Members; (c) pay, satisfy, and discharge its liabilities, or make adequate provision for payment and discharge of such liabilities; and (d) do all other acts required to liquidate its business and affairs.

IX.4. Distribution of Assets Upon Dissolution.

In settling the accounts of the Company after its dissolution, the assets of the Company will be applied and distributed in the following order of priority:

(a) First, to the extent permitted by law, and in accordance with the priorities, if any, established by applicable law, to creditors in satisfaction of liabilities of the Company, including liabilities of the Company to its Members as a creditor (other than for distributions and Capital Contributions), whether by payment or establishment of reserves; and

(b) Second, to its Members.

IX.5. Distributions in Kind.

If any assets of the Company are distributed in kind, such assets will be distributed in accordance the provisions of Section 9.4 above to the Members.

IX.6. Rights of Members on Liquidation.

Except as otherwise provided in this Agreement, (a) each Member shall look solely to the assets of the Company for the return of its Capital Contributions and shall have no right or power to demand or receive property other than cash from the Company and (b) no Member shall have priority over any other Member as to the return of its Capital Contributions, distributions or allocations.

IX.7. Certificate of Termination.

When all liabilities and obligations of the Company have been paid or discharged, or adequate provision has been made for such liabilities, or in case its property and assets are not sufficient to satisfy and discharge all of the liabilities and obligations of the Company, then when all the property and assets of the Company have been applied to the extent available to the bona fide liabilities and obligations of the Company, and all of the remaining property and assets of the Company have been distributed to the Members, the Company shall cause the Certificate to be cancelled in accordance with the Act and will take such other actions as are necessary or appropriate to reflect the dissolution and termination of the Company.

X.

TRANSFER OF MEMBERSHIP INTERESTS

X.1. Restrictions on Transfers.

So long as this Agreement is in effect, none of the Membership Interests owned on the date hereof or hereafter acquired by a Member may be transferred, assigned, gifted, donated, pledged, encumbered or otherwise hypothecated (any of the foregoing actions shall be referred to herein as a "Transfer"), by operation of law or otherwise, to a third party, except in accordance with the terms of this Agreement. Any attempted Transfer of Membership Interests by a Member to any transferee thereof other than in accordance with this Agreement shall be null and void and the Company shall refuse to recognize any such Transfer and shall not reflect on its records any change in record ownership of Membership Interests pursuant to any such Transfer.

X.2. Right of First Refusal.

In the event that a Member (the "Selling Member") desires to transfer to any third person all or a portion of his Membership Interests, the Selling Member may do so only subject to the restrictions on transfer contained in Section 10.1 and in full and complete compliance with the procedures set forth below for each instance or transfer.

(a) The Selling Member shall give written notice (the "Notice") to the Company setting forth, in substance, that the Selling Member has given to, or received from, a third party (the

"Offeror") a good faith written offer (the "Offer") to transfer all or a part of his Membership Interests (the "Offered Interest"); and that the Selling Member thereby offers to transfer all Offered Interest to the Company, at a price and upon such terms and conditions as are set forth in the Offer, a true copy of which shall be attached to the Notice.

(b) Within thirty (30) days after receipt of the Notice (the "Transfer Offering Period"), the Company may, at its option, elect to purchase all (but not less than all) of the Offered Interests by giving written notice of its intention to do so to the Selling Member.

(c) In the event that Company elects not to purchase the Offered Interests in accordance with Section 10.2, the Selling Member shall provide Notice of such event to the other Members (the "Member Offerees"). The Member Offerees shall then have the amount of time set forth in the Transfer Offering Period to determine whether one or more of them shall elect to purchase all (but not less than all) of the Offered Interests, by giving written notice of their intention to do so to the Selling Member. Failure of the Member Offerees to notify the Selling Member of their acceptance within the relevant Transfer Offering Period shall be deemed to be their refusal to acquire the Offered Interests.

(d) In the event that an offer to Transfer made pursuant to Section 10.2(a)-(c) is rejected, whether by expiration of the Offering Period or otherwise, then the Selling Member shall be permitted to Transfer the Offered Interests to the Offeror upon the terms and conditions as stated in the Offer; provided, however, that such Transfer may not be effected until the Offeror has executed and adopted this Agreement or a counterpart signature page thereof. Transfer pursuant to the Offer must be made within sixty (60) days following the expiration of the relevant Offering Period and, if the Transfer is not made within such time period, the Offered Interests shall again become subject to the restrictions of this Agreement.

(e) Any Transfer of Membership Interests shall be effective only to give the person to whom Transferred (the "Transferee") the right to receive the share of tax allocations and distributions to which the person transferring (the "Transferor") would otherwise be entitled. Except as otherwise provided herein, no Transferee of Membership Interests shall have the right to become a substituted Member unless the Members, in the exercise of their sole and absolute discretion, expressly consents thereto in writing and the Transferee agrees to be bound by all the terms and conditions of this Agreement as then in effect. Unless and until a Transferee is admitted as a substituted Member, the Transferee shall have no right to exercise any of the powers, rights and privileges of a Member hereunder.

X.3. Closing of a Transfer.

Closing for the Transfer of the Membership Interests pursuant to Section 10.2 shall occur within sixty (60) days following expiration of any relevant Offering Period and shall take place at such time and place as shall be mutually agreeable. At such closing, the Selling Member must transfer and deliver the Membership Interests to the buyer and the buyer shall pay the agreed consideration to the Selling Member. The Selling Member shall also deliver to the buyer an instrument executed by the Selling Member, warranting that the Membership Interests are free and clear of all liens, claims, and encumbrances of every kind. The Selling Member shall also agree therein to indemnify the buyer against and to hold it harmless from any loss, cost or damage which it may incur by reason of the breach of such warranty. Further, in the event that the Selling Member shall fail to appear at the closing or shall fail to deliver the Membership Interests when required to do so, or shall otherwise fail to comply with its obligations under this Agreement, then the buyer may thereupon place cash or immediately and available funds equal to the purchase price in escrow for the Selling Member, whereupon the Company shall be privileged to cancel the Selling Member's Membership Interests and to treat such Membership Interests as having been purchased by the buyer. Such purchase price shall be released from escrow only upon Seller's acceptance of the

Transfer of the Membership Interests to buyer in form reasonably satisfactory to the buyer and the Company.

X.4. Effective Date of Sale.

Any valid assignment or Transfer of Membership Interests in the Company pursuant to the provisions of this Article X hereof shall be effective as of the close of business on the last day of the calendar month in which the conditions thereto shall have been satisfied. The Company shall, from the effective date of an assignment, thereafter pay all further distributions on account of the Membership Interests so assigned, to the assignee of such Membership Interests. As between any Member and its assignee, Profits and Losses for the fiscal year of the Company in which such assignment occurs shall be apportioned for federal income tax purposes in accordance with any convention permitted under §706(d) of the Code and selected by the Members.

10.5 Transfers to Permitted Transferees.

Subject to the restrictions on transfer contained in Section 10.1, any Member may, at any time and from time to time, upon satisfaction of the conditions set forth in this Section 10.5, Transfer to a Permitted Transferee, all, or any portion of, or any interest or rights in, the Membership Interests owned by the Member. Any such assignee shall not become a Member without having first executed an instrument reasonably satisfactory to the other Members accepting and agreeing to the terms and conditions of this Agreement, including a counterpart of this Agreement, and without having paid to the Company a fee sufficient to cover all reasonable expenses of the Company in connection with such assignee's admission as a Member. If a Member assigns all of its Membership Interests to a Permitted Transferee, and the assignee of such Membership Interests is entitled to become a Member pursuant to this Section 10.8, such assignee shall be admitted to the Company effective immediately prior to the effective date of the assignment, and, immediately following such admission, the assigning Member shall cease to be a Member of the Company.

10.6 Indemnity.

If a Member shall, or shall attempt to, sell, assign, transfer, pledge, subject to any security interest, or otherwise dispose of his Membership Interests in violation of this Agreement, such Member shall indemnify and hold harmless the other Members and the Company against and from any and all liabilities, obligations, costs and expenses the other Members or the Company may incur as a result of such violation.

10.7 Voluntary Withdrawal.

No Member shall have the right or power to Voluntarily Withdraw from the Company.

10.8 Transfers and Events Affecting a Member.

In the event of a Member's death, permanent disability, legal incompetence, divorce, bankruptcy, insolvency, termination, dissolution or liquidation, the Membership Interests owned by such Member (the "Affected Member") shall be deemed to have been transferred to such Affected Member's estate, successor, receiver, trustee, or other legal or personal representative (the "Representative"), as the case may be; provided, however, that the Company shall have the right to purchase the Affected Member's Membership Interests from the Affected Member's Representative by delivering to the Affected Member's Representative a written notice of the Company's intent to purchase the Affected Member's Membership Interests within thirty (30) days of the Affected Member's death, permanent disability, legal incompetence, divorce, bankruptcy, insolvency, termination, dissolution or liquidation (the "Offer Notice"). All purchases of the Affected Member's

Membership Interests shall be at a price equal to the Fair Market Value as defined below ("FMV"). A closing of the purchase of the Membership Interests of the Affected Member shall be held not more than 120 days after the date of the Offer Notice. The FMV shall be payable in full at the closing; provided, however, that the Company may elect to pay for the FMV by giving the Affected Member's Representative at closing 10% of the FMV in cash and a promissory note for the remainder of the FMV to be paid in nine (9) annual installments commencing on the first anniversary of the closing date and bearing interest at the rate of 4% per annum. For purposes of this Section 10.11, "FMV " means the good faith determination of the value of the Membership Interests by the Company based on a reasonable inquiry and investigation, including, without limitation, an independent appraisal of the Company. The Company shall have the right to assign its right to purchase the Affected Member's Membership Interests pursuant to this Section 10.8 to any Member or Members.

XI.

GENERAL PROVISIONS

XI.1. Captions and Headings.

The captions and heading used in this Agreement are for convenience of reference only and will not be taken into account in constructing the meaning or intent of this Agreement.

XI.2. Amendment of Certificate.

The Certificate may be amended, supplemented or restated by the Members. Upon executing the necessary consent with respect to, such amendment, supplement, or restatement of the Certificate, the Members will cause a Certificate of Amendment to be prepared, executed, and filed in accordance with the Act.

XI.3. Amendment of this Agreement.

This Agreement may be amended, supplemented, or restated by the Members.

XI.4. Number and Gender.

Where the context so indicates, the singular will include the plural, and the use of any gender will include all other genders.

XI.5. Binding Effect.

Except as otherwise expressly provided herein, this Agreement will be binding upon and will inure to the benefit of the Members and their legal representatives, administrators, distributees, successors, and assigns.

XI.6. Severability.

If any one or more of the provisions contained in this Agreement for any reason are held to be invalid, illegal, or unenforceable in any respect, such provision shall survive to the extent it is not so held, and such invalidity, illegality, or unenforceability will not affect any other provisions of this Agreement and this Agreement will be construed as if such invalid, illegal, or unenforceable provisions had never been contained in this Agreement.

XI.7. Governing Law.

This Agreement and its interpretation will be governed exclusively by the Act and other applicable laws of the Commonwealth of Pennsylvania.

XI.8. Arbitration, Jurisdiction and Venue.

Any dispute involving the interpretation or application of any provision of this Agreement or any matter relating to the operation of the Company shall be submitted to binding arbitration in [Pittsburgh], Pennsylvania, in accordance with the Commercial Rules of the American Arbitration Association. Any action to compel arbitration or enforce an arbitration award may be brought in the Federal or state court located in Pennsylvania, and having jurisdiction over the subject matter of the dispute or matter. All Members hereby consent to the exercise of personal jurisdiction by any such court with respect to any such proceeding.

XI.9. Confidentiality.

The Members will obtain information regarding the Company and its business (collectively, the "Information"). The Members acknowledge that all such Information is proprietary, confidential and/or trade secret data, which properly belongs to the Company. During the term of the Company and at all times after termination of the Company, unless authorized in writing by the other Members, the Members will not: (a) use the Information for their benefit or advantage; or (b) use the Information for the benefit of any third party; or (c) disclose or cause to be disclosed the Information or authorize or permit such disclosure of the Information to any third party. The Members will not be liable for the disclosure of Information which: (i) was known lawfully prior to the date of execution of this Agreement (other than Information obtained from the Company or its Affiliates in connection with their consideration of becoming a Member); (ii) is in the public domain generally and as such becomes known to the Member through no wrongful act or breach of this Agreement; (iii) is received rightfully by the Member from a third party having a lawful right to possess and to release the Information possessed by the third party and within the meaning of Information under this Agreement; or (iv) is subject to applicable laws requiring the Member to disclose any part of the Information. The Member will surrender to the Company at any time upon request, and upon termination of the Company or the withdrawal of the Member for any reason, all written or otherwise tangible documentation representing or embodying the Information, in whatever form, whether or not copyrighted, patented or protected as a mask work, and any copies or imitations of the Information.

XI.10. Restrictive Covenants.

(a) Non-Competition. In light of each Member's access to Information (as defined in Sec. 11.9) and position of trust and confidence with the Company, each Member hereby agrees that, during the period of his association with the Company and for a period of two (2) years following the last day of the Member's association with the Company (the "Restricted Period"), such Member shall not (i) render services or give advice to, or affiliate with (as employee, partner, consultant or otherwise), or (ii) directly or indirectly through one or more of any of their respective Affiliates, own, manage, operate, control or participate in the ownership, management, operation or control of, any Competitor or any division or business segment of any Competitor. For purposes of this Sec. 11.10, "Competitor" means any other Person engaged, directly or indirectly, in whole or in part, in the same or similar business as the Company, namely the horror marketplace, anywhere in the world.

(b) Non-Solicitation. In light of each Member's access to Information and position of trust and confidence with the Company, each Member further agrees that, during the Restricted Period, it shall not, directly or indirectly through one or more of any of their respective Affiliates: (i) hire or solicit, or encourage any other Person to hire or solicit, any individual who has been employed by the Company within six (6) months prior to the date of such hiring or solicitation, or encourage any such individual to leave such employment; or (ii) solicit or entice, or attempt to solicit or entice, any clients, customers or suppliers of the Company for purposes of diverting their business or services from the Company.

(c) Enforcement. If any court of competent jurisdiction determines that any of the covenants set forth in this Section 11.10, or any part thereof, is unenforceable because of the duration or geographic scope of such provision, such court shall have the power to modify any such unenforceable provision in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any portion of the offending provision, adding additional language and agreement of the parties as embodied herein to the maximum extent permitted by applicable law. The parties hereto expressly agree that this Agreement as so modified by the court shall be binding upon and enforceable against each of them.

XI.11. Notice.

Except as otherwise expressly provided herein, all notices which are required or contemplated by this Agreement shall be in writing. Delivery of such notices shall be deemed to be made when the same are either personally served upon the person entitled thereto or sent by electronic mail or telecopy (fax) to such person (with receipt acknowledged by the person receiving such electronic mail or telecopy) or three (3) days after being deposited in the mails, by certified or registered mail, with postage prepaid, addressed to such person at its mailing address as shown on the Company's records as changed by notice to parties hereto in accordance herewith.

XI.12. Counterpart.

The parties hereto may execute this Agreement in any number of counterparts, each of which, when executed and delivered, shall be an original; but all such counterparts shall constitute one and the same instrument.

Signature page follows

IN WITNESS WHEREOF, the Members have executed this Operating Agreement as of the date first set forth above.

MEMBERS:

____
Nathan Bryner

____
Josh Balz

____
Chad Dahlstrom

OPERATING AGREEMENT

OF

HORROR HUB, LLC

EXHIBIT A

Capital Contributions and Membership Percentage Interest

Name of Member	Capital Contribution	Percentage Interest
Nathan Bryner		45%
Josh Balz		35%
Chad Dahlstrom		20%

OPERATING AGREEMENT

OF

HORROR HUB, LLC

EXHIBIT B

Voting Rights of the Members

Name of Member	Voting Rights
Nathan Bryner	33.34%
Josh Balz	33.33%
Chad Dahlstrom	33.33%